SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On December 10, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. TO ACQUIRE KOREA BASED YURAVISION CO. LTD.

•	ACQUISTION AS PART OF EVS’ STRATEGY TO EXPAND INTO FIELD OF VISUAL INSPECTION IN THE MICROELECTRONICS AND FLAT PANEL DISPLAY INDUSTRIES.

Yoqneam, Israel, December 10, 2003 — Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that it has signed a term sheet to acquire Yuravision Co. Ltd. (www.yuravision.co.kr), a Korea based company which develops visual inspection software and systems for the microelectronics industry as well as flat panel display (FPD) and other industrial applications. Following the transaction Yuravision will be a fully owned subsidiary of EVS. Yuravision’ aggregate revenues in 2003 are approximately $1M and Yuravision’ management forecasts that the revenues for Yuravision products in 2004 will be 3-4 million US$.
Consummation of this transaction is subject to completion of due diligence by EVS, execution of definitive documentation and other customary closing conditions.

Yuravision was established in 1999 by Prof. Kim Whoi-Yul and is co-managed by Mr. Jung-Un Na.. Prof. Kim Whoi-Yul heads the computer vision research lab at the Hanyang University, in Seoul, and is a world renowned expert in computer vision and image processing applications. He has filed around 30 patents in computer vision field and some of them are registered in US. In machine vision applications, he has lead the team pioneering to develop a number of fastest yet intelligent automatic visual inspection systems for various manufacturing industries.
Mr. Jung-Un Na is a senior marketing executive with many years of experience in the microelectronics industry.

EVS’ President, Mr. Zami Aberman, said: “This acquisition enables EVS to leverage its textile inspection activity and apply it to the field of yield-enhancement tools for the microelectronics industry and other industrial applications. With a new base in Korea, our marketing and customer support capabilities will be improved significantly due to our ability to support the needs of major industrial centers in Asia, thereby gaining access to new markets and raising customer satisfaction level. I am proud that Prof. Kim and his team have chosen to become our partners to implement computer vision technology to the conventional machine vision systems. Following the completion of the transaction, we intend to utilize the location of teams in both Korea and Israel to enable “round-the-clock” development cycles, thereby shortening the “time to market” of new products and increasing production throughput to the benefit of our customers.”

Commenting on the transaction, Prof. Whoi-Yul Kim the CEO of Yuravision said:
Through the partnership with EVS, Yuravision should be able to produce on a commercial scale the state-of-the-art machine vision systems based on computer vision technology, and to utilize their expertise for global marketing. Our R&D team will work closely with EVS team to expand the market share in the next generation machine vision industry. In addition, stationed in Asia, we will be able to provide right solutions at the right time for our valuable customers.

About Yuravision:
Yuravision’s R&D team is a spin-off from the research lab in the university. The Company has developed numerous intelligent machine vision systems to detect defects in microelectronics and in conventional manufacturing facilities. In microelectronics, Yuravision built TCP and FPD auto inspection systems for the first time in the world meeting the demand from the Korean/Japan FPD industry. Micro/macro inspection systems built by Yuravision are currently running in major FPD production lines.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company’s systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact: Mr. Yaky Yanay – VP Finance and CFO, Elbit Vision Systems Ltd,
e-mail: Yaky@evs.co.il Tel.: 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: December 11 , 2003